SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL and Qatar Airways sign code-share agreement

Middle East carrier will offer connectivity options to its customers throughout Brazil, representing an additional sales channel for GOL

São Paulo, January 6th, 2011 – GOL Linhas Aéreas Inteligentes S.A. (BMF&BOVESPA: GOLL4 and NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, and Qatar Airways, the national carrier of the State of Qatar, announce today the signature of a code-share agreement.

Under the agreement, Qatar Airways will add its code (QR) to GOL flights departing from Sao Paulo to 48 Brazilian destinations: Aracaju, Bauru, Belém, Brasília, Boa Vista, Cuiabá, Campo Grande, Chapecó, Belo Horizonte (Confins), Campinas, Campina Grande, Curitiba, Caxias do Sul, Cruzeiro do Sul, Fernando de Noronha, Florianópolis, Fortaleza, Rio de Janeiro (Galeão and Santos Dumont airports), Goiânia, Foz do Iguaçu, Imperatriz, Ilhéus, Juazeiro do Norte, Joinville, João Pessoa, Londrina, Marabá, Manaus, Macapá, Maceió, Maringá, Natal, Navegantes, Palmas, Petrolina, Porto Alegre, Porto Seguro, Porto Velho, Presidente Prudente, Rio Branco, Recife, São Luís, Salvador, Santarém, Teresina, Uberlândia and Vitória.

Thus, Qatar Airways,  which operates to Sao Paulo non-stop from its hub in Doha, capital of Qatar, will be able to distribute its customers throughout GOL’s routes network, one of the most extensive on the continent, with multiple connection options. For GOL, the agreement represents an additional sales channel, which will increase passenger traffic and load factor in its own flights.

The two companies are also working on  signing a frequent flyer program agreement. Through the partnership, GOL’s SMILES members and Qatar Airways’ Privilege Club customers could earn and redeem miles on all flights operated by both carriers.

“We are pleased to establish this partnership with Qatar Airways, one of the most recognized airline companies worldwide. Through the agreement, we intend to increase demand in our system and to offer our SMILES customers direct access to the Middle East and Asia, further expanding the scope of the program, which already has partners in North America and Europe”, said Constantino de Oliveira Junior, GOL’s CEO.

“Six months ago, Qatar Airways made an historic entry into South America with non-stop flights to Sao Paulo from Doha and, in doing so, opened up many opportunities for passengers wanting to fly from our network to Brazil,” said Qatar Airways Chief Executive Officer Akbar Al Baker.

“Today, we are delighted to extend our reach even further across Brazil, South America’s largest country, through this exciting partnership with GOL. More access and more cities strengthens Qatar Airways’ network and ultimately benefits the customer with greater choice.”

In compliance with standard regulation requirements, the carriers submitted the contract to the National Civil Aviation Agency (Anac), the Brazilian aviation authority, and to the Brazilian Antitrust Agency (Cade), the antitrust counsel, for their evaluation before implementing the agreement.

About Qatar Airways

Headquartered in Doha, Qatar Airways operates to 94 destinations in North America, South America, Europe, Middle East, Africa and Asia Pacific. The airline flies its flagship Boeing 777-200 Long Range aircraft with seating capacity for 217 passengers in Economy Class and 42 in Business Class between Guarulhos International Airport in São Paulo and Doha. Qatar Airways is one of the fastest growing airlines in the world and offers excellent connectivity options for travelers from Brazil to cities such as Tokyo, Shanghai, Hong Kong, Singapore and Melbourne via Doha.

Contact

Investor Relations
Leonardo Pereira –CFO
Rodrigo  Alves – Capital Markets Officer
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website:www.voegol.com.br/ir
Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe):
Meaghan Smith and Robby Corrado
Phone.: +1 (212) 704-8196 / 704-4590
E-mail: meaghan.smith@edelman.com
or robert.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, offers more than 900 daily flights to 59 destinations that connect all the important cities in Brazil and 14 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 06, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.